Entourage Mining Ltd. A Mineral and Gemstone Exploration Company Suite 614 – 475 Howe Street Vancouver BC V6C 2B3 OTCBB:ETGMF

August 17, 2005

Expanded Mineralization on Entourage Mining Black Warrior Gold-Silver Property

Entourage Mining Ltd. (OTCBB:ETGMF) reports that the Company has expanded its area of gold-silver mineralization at its Black Warrior property located on Mineral Ridge, Esmeralda County, Nevada. Grab and chip sampling continues to provide positive results. Entourage optioned a 100% working interest in Black Warrior from Desert Ventures of Reno, Nevada. The Mary-Drinkwater deposit of Golden Phoenix Minerals is located about 3 km southwest of the property.

The first rock outcrops from the Black Warrior pit tested within this large altered rock signature structure produced chip samples of up to 7 grams of gold per metric ton. Subsequent follow-up samples confirmed these grades.

On July 25th, the switchback showing, located 300 m north along a road leading to the main pit, was sampled by James Turner P.Geo., an independent geologist. Two chip samples from a strongly silicified zone within the dolomite ran 1 m of 6.6 gm and 2 m of 7.8 gm gold per metric tonne. Silver ran greater than 60 grams/tonne and up to 19.5 ounces per ton in one 2 meter trench. Base metals of copper, lead and zinc are also locally abundant. The original outcrop ran as high as 6.21 grams per metric ton over 1 m. The outcrop is located near the range fault.

The mineralization is associated with strong silicification over a wide area. Alteration minerals include clay, silica, hematite and manganese. The sampling will now be extended as the showing is open to both the east and west within the identifiable altered structure.

Management is encouraged with its early success of meeting its objective. We have identified the location of a large altered structure within a favorable geological setting in the Mineral Ridge area of the Walker Lane in southern Nevada. The Company's preliminary conclusion is that finely disseminated gold mineralization occurs in a near or at surface environment, possibly related to leakage of a deeper detachment fault model. The model is similar to several old workings in the area including the Mary-Drinkwater. The target is a large tonnage disseminated gold-silver (with base metal credits) deposit similar to Golden Phoenix's Mary-Drinkwater deposit.

Futher prospecting, geological mapping and sampling will be completed as soon as possible in preparation for a drilling program. Drilling platforms have been completed and it is proposed to drill at least three RC holes (of 21 drill holes identified) on this promising target.

For more information call Craig Doctor at (604) 278-4656 or 1-866-301-4077

Forward-Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

CONTACT: Entourage Mining Ltd.
        Craig Doctor
        (604)278-4656 or 1-866-301-4077
        Craig@entouragemining.com

Telephone: 604-669-GEMS	Cell: 778-893-4471	Facsimile: 604-669-4368
Email: info@entouragemining.com